[Letterhead of Ring Energy, Inc.]

May 19, 2020

VIA EDGAR TRANSMISSION

Loan Lauren Nguyen

Legal Branch Chief

Anuja A. Majmudar

Attorney-Adviser

Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Ring Energy, Inc.

Acceleration Request
Amendment No. 1 to Registration Statement on Form S-3
Filed May 15, 2020
File No. 333-237988

Mses. Nguyen and Majmudar:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ring Energy, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM EST on May 21, 2020, or as soon thereafter as is practicable.

If Staff should have any questions or comments regarding this request, please feel free to contact me at (918) 499-3880. Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ William R. Broaddrick
William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.